# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50215C109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6538 COLLINS AVE, Suite 344, Miami Beach, Florida (FL), 33141
Date of event which requires filing of this statement: 12/17/2025
Filed by CIK 0002050412
Persons authorized to receive notices and communications: Yilin Lu, President and Director, 6538 Collins Ave., Suite 344, Miami Beach, Florida (FL), 33141, (786) 389-9771

## Reporting persons
- Yilin Lu (CIK 0002050412): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,000,537; shared voting power 0; sole dispositive power 2,000,537; shared dispositive power 0; aggregate amount beneficially owned 2,000,537 (9.36% of the class)
  Comment: (1) Represents an aggregate of 2,000,537 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") beneficially owned by the Reporting Person as of the date hereof, consisting of: (i) 2,000,000 shares of Common Stock purchased by the Reporting Person from the Issuer pursuant to a Securities Purchase Agreement dated December 17, 2025 (the "Purchase Agreement"), in a registered offering that closed on December 19, 2025 (the "Offering"); and (ii) 537 shares of Common Stock beneficially owned by the Reporting Person prior to the closing of the Offering, consisting of (x) 358 shares held prior to September 30, 2025 and (y) 179 shares issued to the Reporting Person on September 30, 2025 upon settlement of certain restricted stock units held by the Reporting Person. See Item 4.
  
  (2) The percentage of class is calculated based on 21,371,656 shares of the Issuer's Common Stock outstanding as of the date hereof, as provided by the Issuer to the Reporting Person on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6538 COLLINS AVE, Suite 344, Miami Beach, Florida (FL), 33141

## Item 2. Identity and Background
Name of person filing: Yilin Lu
Residence or business address: 6538 Collins Ave., Suite 344, Miami Beach, FL 33141
Present principal occupation or employment: The Reporting Person's present principal occupation is serving as the President and a director of the Issuer. The Issuer is a wine and spirits e-commerce and digital marketing platform. The Issuer's principal executive offices are located at 6538 Collins Ave., Suite 344, Miami Beach, Florida 33141.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 30, 2025, the Reporting Person received 179 shares of the Issuer's Common Stock upon settlement of 179 restricted stock units previously granted to the Reporting Person on December 19, 2024.

On December 17, 2025, the Issuer entered into a Securities Purchase Agreement ("the Purchase Agreement") with the Reporting Person and certain other purchasers, pursuant to which the Reporting Person agreed to purchase, in a registered offering, 2,000,000 shares of the Issuer's Common Stock from the Issuer at a purchase price of $0.90 per share for an aggregate purchase price of $1,800,000, paid with personal funds. The Offering was priced on December 17, 2025 and closed on December 19, 2025, at which time the Issuer issued such shares to the Reporting Person.

As a result of the closing of the Offering, the Reporting Person was deemed to have acquired beneficial ownership of the above-mentioned shares for the purposes of Rule 13d-3 under the Act.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of class is calculated based on 21,371,656 shares of the Issuer's Common Stock outstanding as of the date hereof, as provided by the Issuer to the Reporting Person on such date.

The information set forth on the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 2,000,537 shares of the Issuer's Common Stock held by the Reporting Person.
Transactions in the class effected during the past sixty days: The purchase of 2,000,000 shares of the Issuer's Common Stock described in Item 4 occurred within the past 60 days pursuant to the Purchase Agreement. The description of such purchase is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 17, 2025, the Reporting Person entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer, pursuant to which the Reporting Person agreed to purchase 2,000,000 shares of the Issuer's Common Stock, par value $0.0001 per share, at a purchase price of $0.90 per share, for an aggregate purchase price of $1,800,000, in a registered offering pursuant to the Issuer's effective registration statement on Form S-3 (File No. 333-282118) and the related prospectus supplement. The Securities Purchase Agreement contains customary representations, warranties and covenants of the parties, as well as customary closing conditions.

The Purchase Agreement also provides that, during the period after execution of the Purchase Agreement and prior to the closing of the Offering contemplated thereby, if the Reporting Person sells or transfers all or a portion of the shares to be issued at closing of the Offering (the "Pre-Settlement Shares"), the Issuer will deliver such Pre-Settlement Shares at the closing of the Offering to the applicable purchaser(s).

Other than the Securities Purchase Agreement, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any voting agreement, proxy arrangement, pledge, or any options, puts, calls, security-based swaps, or other derivative securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 on Current Report on Form 8-K filed by Issuer with the SEC on December 19, 2025).

## Signatures
- Yilin Lu: /s/ Yilin Lu, Yilin Lu (12/19/2025)